Filed pursuant to Rule 433

Registration No. 333-174228

Issuer Free Writing Prospectus dated February 20, 2014

Relating to Preliminary Prospectus Supplement dated February 20, 2014

Pricing Term Sheet

3.375% Notes due 2024

Issuer:	Google Inc. (the “Company”)

Title:	3.375% Notes due 2024 (the “Notes”)

Security Type:	SEC Registered

Ranking:	Senior unsecured

Listing:	None

Aggregate Principal Amount:	$1,000,000,000

Maturity Date:	February 25, 2024

Coupon (Interest Rate):	3.375% per annum

Public Offering Price:	99.983% of principal amount, plus accrued interest, if any, from February 25, 2014

Underwriting Discounts:	0.45% of the principal amount

Proceeds Net of Aggregate Underwriting Discount:	$995,330,000

Yield to Maturity:	3.377%

Spread to Benchmark Treasury:	T + 62.5 bps

Benchmark Treasury:	2.750% due February 15, 2024

Benchmark Treasury Price and Yield:	99-31+ / 2.752%

Interest Payment Dates:	February 25th and August 25th of each year, beginning on August 25, 2014

Interest Payment Record Dates:	February 10th and August 10th of each year

Sinking Fund Provisions:	None

Redemption Provision:

At Company’s option, at any time in whole or from time to time in part, at a redemption price the greater of:

•  100% of the principal amount of the Notes being redeemed or

•  the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to T +10 bps.

In each case, the Company will pay accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

Trade Date:	February 20, 2014

Settlement Date (T+3):	February 25, 2014

Daycount Convention	30/360

Denominations:	$2,000 and multiples of $1,000 in excess thereof

CUSIP/ISIN:	38259P AD4 / US38259PAD42

Ratings*:	Moody’s: Aa2 (stable); S&P: AA (stable)

Joint Book-Running Managers:	Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

Co-Managers:

BNP Paribas Securities Corp.

Credit Suisse Securities (USA) LLC

Barclays Capital Inc.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

RBS Securities Inc.

UBS Securities LLC

Wells Fargo Securities, LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling or emailing Goldman, Sachs & Co. at 1-866-471-2526 or prospectus-ny@ny.email.gs.com, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or dg.prospectus_requests@baml.com or Morgan Stanley & Co. LLC at 1-866-718-1649 or prospectus@morganstanley.com.